Exhibit 99.2

GOLD RESERVE INC.
June 30, 2019
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
August 22, 2019 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the June 30, 2019 unaudited interim consolidated financial statements and related notes. All dollar amounts herein are expressed in U.S. Dollars.

Venezuela's political, economic and social conditions

Venezuela continues to experience substantial social, political and economic turmoil. Over recent years, it has defaulted on a number of its debt obligations and the nation's central bank is reported to have limited reserves. The country's overall infrastructure, social services network and economy have generally collapsed resulting in skyrocketing inflation and dramatic contractions in gross domestic product.  More than half of the population reportedly lives under conditions of extreme poverty and millions of Venezuelans have emigrated to nearby countries because of the economic crisis and general unrest.

These conditions, which are expected to continue in the foreseeable future, have hindered our ability to develop certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera project (the “Siembra Minera Project”). In early 2019, amid mass protests against the current government, the U.S. and Canada, along with over 40 other countries including substantially all Latin American countries, recognized Venezuelan opposition leader Juan Guaido as the interim president of Venezuela who has promised to lead a transitional government and hold free elections. As of the date of this MD&A Venezuela continues to experience political unrest.

U.S. and Canadian Sanctions

In October 2009 we initiated the Brisas Arbitration to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project and subsequently on September 22, 2014, we were granted an Arbitral Award (the “Award”) totaling $740.3 million. In July 2016, we signed a settlement agreement whereby Venezuela agreed to pay us a total of approximately $1.032 billion ($792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data")) in a series of payments ending on or before June 15, 2019 (as amended, the "Settlement Agreement").

U.S. and Canadian Sanctions (as described below) have significantly impaired our ability to collect amounts due us pursuant to the Settlement Agreement including amounts deposited and still held in a trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), as well as our ability to finance and develop the Siembra Minera Project.

In August 2017, the U.S. government imposed Sanctions targeting Venezuela by issuing an Executive Order (an "EO") that prohibited U.S. persons from dealing in financings of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to certain subsidiaries of the state oil company, these restrictions prohibited financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General Licenses 3F or 9E issued by the OFAC) or equity issued by the Venezuelan government after the U.S. financial Sanctions were imposed in August 2017. Prior to January 2019, certain Venezuelan government bonds identified in General License 3 had been largely exempt from U.S. Sanctions. As discussed below, U.S. Sanctions targeting the Venezuelan government were significantly expanded in August 2019.

U.S. financial sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan government officials as “Specially Designated Nationals” (“SDNs”), which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more. Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. In September and November 2017, and again in May 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials. In May 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to the Venezuelan government, including accounts receivable, (ii) any debt owed to the Venezuelan government that is pledged as collateral after May 21, 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by the Venezuelan government of any equity interest in any entity in which the Venezuelan government has a 50% or greater ownership interest.

In November 2018, the U.S. government issued an EO authorizing OFAC to designate as an SDN any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving the Venezuelan government, or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria. OFAC issued guidance at the time that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

In January 2019, the U.S. government designated the Venezuelan state oil company as an SDN under the November 2018 EO. U.S. persons are generally prohibited from doing business with the state oil company and its subsidiaries unless authorized by OFAC. In conjunction with that action, OFAC also changed existing general licenses, such as General License 3 mentioned above, and issued additional general licenses to authorize certain transactions involving certain subsidiaries of the state oil company.

In March 2019, OFAC designated CVG Compania General de Minera de Venezuela CA and its president as SDNs pursuant to the November 2018 EO, in connection with the Venezuelan gold sector and also designated Bandes Bank as an SDN with the same effects as those described above with respect to the Venezuelan state oil company. In conjunction with that designation, OFAC issued several general licenses, although none that authorize the Company's dealings with Bandes Bank. Due to the deteriorating economic conditions in Venezuela and as a result of the Bandes Bank designation that blocked the Company’s access to the funds held in the Trust Account at Bandes Bank, the Company has recorded an impairment loss on the balance in the Trust Account of approximately $21.5 million. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera Project and those responsible for the payment and transfer of funds associated with the Settlement Agreement.

To the extent required, the Company may apply for a license from OFAC to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions without violating U.S. Sanctions. The Company may also pursue similar relief from Sanctions imposed under Canadian law. On August 5, 2019, the U.S. government issued an EO that blocks all property of the Venezuelan government and prohibits U.S. persons from engaging in virtually all dealings with the Venezuelan government. This action targets the Venezuelan government and entities owned 50% or more or otherwise controlled by the Venezuelan government.  Because the August 2019 EO applies to entities 50% or more owned by the Venezuelan government, the Mixed Company is now considered to be blocked (or an SDN), which means that U.S. persons are generally prohibited from dealing with the Mixed Company.

The comprehensive breadth and scope of the August 2019 EO made the prior, more limited U.S. financial Sanctions targeting the Venezuelan government moot and, until Sanctions are lifted, significantly impedes our ability to develop the Siembra Minera Project. That said, the August 2019 EO does not place Venezuela under a full territorial embargo, and transactions with private Venezuelan parties that can be effected without the involvement of the Venezuelan government remain permissible under U.S. Sanctions.  In conjunction with that action, OFAC again changed existing general licenses and issued additional general licenses to authorize certain Venezuela-related transactions.

EXPLORATION PROSPECTS

SIEMBRA MINERA

Overview

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve. Although Venezuela is not current with its obligations outlined in the Settlement Agreement, the parties retain their respective interests in Siembra Minera.

Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20 year term with two 10 year extensions.

Gold Reserve, under a yet to be completed Technical Services Agreement, is expected to provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the tax and fiscal incentives contemplated in the Mixed Company Formation Document and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

There are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project as provided in the Mixed Company Formation Document some of which are still pending completion. A number of these pending authorizations are critical to the financing and future operation of the Siembra Minera Project and, as a result, management continues its efforts to secure them on behalf of Siembra Minera.

Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazzette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government (“Mixed Companies”) operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty (“NSR”) on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years. The parties also agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0%  ̶ 45.0% and 60.5%  ̶ 39.5%, respectively.

Venezuela is obligated to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding and Siembra Minera is obligated, with Venezuela's support, to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which is estimated to be in excess of $2 billion. To date no verifiable financing alternatives have been identified.

The Mixed Company Formation Documents provide for Siembra Minera, pursuant to Presidential Decrees or other authorizations, to be subject to an income tax rate of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter; to be authorized to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds; to hold funds associated with future capital cost financings and sale of gold, copper and silver offshore in U.S. dollar accounts with dividend and profit distributions, if any, paid directly to Siembra Minera shareholders; to convert all funds into local currency at the same exchange rate offered by Venezuela to other similar entities, as required to pay Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project. As of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

Siembra Minera Project Completed Activities

The Company continues a number of social programs to improve the health care in the Siembra Minera Project area including addressing the malaria problem with medicine and preventive measures as well as continuation of an estimated $6 million works program to build new facilities and rehabilitate existing ones at the 4 largest schools, a church and recreational and sport facilities for the students and the community as well as a musical arts program. The Company is also establishing a radio station at one school to improve local communications and generating preliminary engineering assessments for potential future upgrades to the local communities' water supply and sewage system infrastructure.

The Company's development activities include the following: published the results of a Preliminary Economic Assessment of the Siembra Minera Gold Copper Project (the "PEA") in accordance with Canadian National Instrument 43-101 ̶ Standards of Disclosure for Mineral Projects ("NI 43-101"); completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant; completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam design; completed and obtained approval of a Venezuelan Environmental Impact Statement (V-EIS); subsequently received the environmental permit to affect the Area for the early works (the "Permit to Affect"); collected and transported a surface saprolite material sample to the U.S. for future metallurgical testing; validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the project area; prepared and submitted the 2019 budget for Siembra Minera according to parameters set forth by the Venezuelan budgeting agency; obtained, the "Initiation Act", pursuant to the Permit to Affect, allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project; completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works; hosted two community events for the granting of the Environmental Permit and the granting of the Initiation Act; worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the project area, which included cataloging identities, locations, infrastructure, and health status; completed a feasibility study for a rock quarry in March 2019 as part of the opening of the quarry needed for the “early works” and during both Phases I and II of the project; and assisted small miner alliances, with the support of the Ministry of Mines, to obtain mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area.

Overall the Company has directly incurred the costs of the Siembra Minera Project including the social programs discussed herein, which beginning in 2016 through June 30, 2019 amounted to a total of approximately $18.6 million. The Sanctions severely restrict our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our activities in Venezuela will be limited. It is unclear to management if any new Venezuelan administration in the future will respect the agreements of the prior administration.

Siembra Minera Project Development

With the previous issuance of the permit to effect the environment and the more recent issuance of the Initiation Act we have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate an International Environmental & Social Impact Assessment (IESIA) for the support of the various operating and environmental permits that will be required for the project. In addition, the social programs in the area (as described above) are expected to continue. The next phase of the Siembra Minera Project’s development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant. Given the current economic, social and political turmoil in Venezuela, as well as current and future Sanctions, the timing and extent of future development on the Siembra Minera Project remains unclear at this time.

LMS GOLD PROJECT

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The LMS Property remains at an early stage of exploration and is not material to the Company.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the “Award”) totaling $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

In July 2016, we signed a settlement agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data (the "Settlement Agreement"). Under the terms of the Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

All Settlement Agreement payments made by Venezuela, excluding the Venezuelan government bonds transferred to the Company in August 2018, were initially deposited into the Trust Account with Bandes Bank. Pursuant to the terms of a trust agreement in respect of the Trust Account (the “Trust Agreement”), the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. With the designation of Bandes Bank as an SDN in March 2019, the Company is treating the Trust Account as blocked property and as a result, the Company, in December 2018, recorded an impairment loss of $21.5 million, representing the balance of the funds remaining in the Trust Account. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property. The Company plans to submit a license application to request the unblocking of the Trust Account and funds (See “U.S. and Canadian Sanctions”).

As of the date of this management’s discussion and analysis, the Company had received transfers to its bank account, pursuant to the Settlement Agreement, of approximately $254 million including $165.5 million transferred from the Trust Account (excluding $21.5 million that remains in the Trust Account) and $88.5 million (the market value at the time of the agreement) in Venezuelan government bonds, which were at the time exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by the U.S. Treasury Department's Office of Foreign Asset Control ("OFAC"). The bonds were subsequently sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $859 million (including interest of approximately $80 million) as of the date of this report.

Given the current political, economic and social conditions in Venezuela, it is unclear when or if Venezuela will pay the remaining obligations contained in the Settlement Agreement totaling approximately $778 million or when or if the Company will decide to re-commence its efforts to collect the remaining amount of the Award including interest. As discussed herein, U.S. and Canadian Sanctions continue to impede the transfer of funds from Venezuela to our North American bank accounts.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company. As of the date of this report, the collateral has not yet been provided to the escrow agent and it is unclear if and when Venezuela will comply with this particular obligation of the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of Proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest. For a variety of reasons, the Board does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We continue discussions with the CVR holder on this subject and it is not possible at this time to know the outcome of this matter. As of June 30, 2019, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $9.7 million, which has been distributed in full to CVR holders.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan. As of June 30, 2019, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.1 million, which has been distributed in full to Bonus Plan participants.

Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital. The return of capital was completed pursuant to a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) (the “Act”) which required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. The return of capital transaction was affected pursuant to an arrangement transaction (the “Arrangement”) in accordance with a plan of arrangement (the “Plan of Arrangement”) pursuant to section 193 of the Act. Full details of the return of capital transaction are described in the Company’s management proxy circular and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com.

Following the receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts related to the Award.

Financial Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations and the return of capital completed in Q2 of 2019 in accordance with the Plan of Arrangement. Recent operating results and overall financial position and liquidity are impacted by Venezuela's failure to honor its payment obligations under the Settlement Agreement in a timely manner, ongoing expenses associated with activities related to the Siembra Minera Project, obligations associated with collections under the Settlement Agreement, U.S. and Canadian Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing.

As discussed elsewhere in this management's discussion and analysis, the U.S. and Canadian Sanctions have and will continue to adversely impact our ability to collect the remaining balance of the Award plus interest from Venezuela and, until Sanctions are lifted impede our ability to develop the Siembra Minera Project.

 Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement, the timing and amount of distributions made to shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At June 30, 2019, we had cash and cash equivalents of approximately $68.0 million which represents a decrease from December 31, 2018 of approximately $79.7 million. The net decrease was primarily due to a return of capital to shareholders pursuant to the Plan of Arrangement as more fully described in the “Financing Activities” section below.

	2019	Change	2018
Cash and cash equivalents	$67,961,106	$(79,685,247)	$147,646,353

As of June 30, 2019, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $68.1 million, Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 6 to the consolidated financial statements), income tax receivable of approximately $6.4 million and short-term financial obligations consisting of accounts payable and accrued expenses of approximately $2.8 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the receipt of the remaining balance of the Award plus interest pursuant to the Settlement Agreement or its collection in the relevant legal jurisdictions. Although we believe, subsequent to the return of capital pursuant to the Plan of Arrangement, that we will have sufficient working capital to carry on our activities for the next 12 to 24 months, our actual cash burn-rate may require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. As discussed elsewhere in this management's discussion and analysis, the U.S. and Canadian Sanctions have and will continue to adversely impact our ability to collect the remaining balance of the Award plus interest from Venezuela and, until Sanctions are lifted, significantly impede our ability to develop the Siembra Minera Project.

Operating Activities

Cash flow used in operating activities for the six months ended June 30, 2019 and 2018 was approximately $4.1 million and $20.3 million, respectively. Cash flow used in operating activities consists of net income (loss) (the components of which are more fully discussed below) adjusted for losses on marketable securities, non-cash expense items primarily related to stock option compensation and depreciation as well as certain non-cash changes in working capital.

Cash flow used in operating activities during the six months ended June 30, 2019 decreased from the prior comparable period primarily due to a decrease in cash paid for income taxes and other expenses related to obligations resulting from the receipt of payments pursuant to the Settlement Agreement and an increase in interest income.

Investing Activities

Cash flow used in investing activities decreased during the six months ended June 30, 2019 due to a decrease in purchases of property, plant and equipment.

Financing Activities

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital. The return of capital was completed pursuant to a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) (the “Act”) and required approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. The return of capital transaction was affected pursuant to an arrangement transaction (the “Arrangement”) in accordance with a plan of arrangement (the “Plan of Arrangement”) pursuant to section 193 of the Act. Full details of the return of capital transaction are described in the Company’s management proxy circular and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com.

Contractual Obligations

We had no material contractual obligation payments as of June 30, 2019. As described in Note 3 to the June 30, 2019 unaudited interim consolidated financial statements, the Company would be obligated to make payments under the Bonus Plan and CVR agreements in the event of receipt of additional payments from Venezuela under the Settlement Agreement.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and six months ended June 30, 2019 was approximately $(3.7) million and $(6.5) million, respectively compared to consolidated net income of $67.1 million and $64.1 million during the comparable periods in 2018.

		Three Months			Six Months
	2019	2018	Change	2019	2018	Change
Income	$ 647,953	$88,121,074	$(87,473,121)	$ 1,454,731	$88,152,671	$(86,697,940)
Expenses	(4,366,562)	(9,072,039)	4,705,477	(7,933,698)	(11,570,197)	3,636,499
Net income (loss) before tax	(3,718,609)	79,049,035	(82,767,644)	(6,478,967)	76,582,474	(83,061,441)
Income tax expense	–	(11,923,975)	11,923,975	–	(12,523,265)	12,523,265
Net income (loss) for the period	$(3,718,609)	$67,125,060	$(70,843,669)	$(6,478,967)	$64,059,209	$(70,538,176)

Income

		Three Months			Six Months
	2019	2018	Change	2019	2018	Change
Gain on sale of mining data	$ –	$52,500,000	$(52,500,000)	$ –	$52,500,000	$(52,500,000)
Arbitration award	–	36,000,000	(36,000,000)	–	36,000,000	(36,000,000)
Interest income	440,415	67,744	372,671	971,053	88,832	882,221
Loss on marketable equity securities	(86,439)	(24,060)	(62,379)	(100,565)	(11,604)	(88,961)
Foreign currency gain (loss)	293,977	(422,610)	716,587	584,243	(424,557)	1,008,800
	$647,953	$88,121,074	$(87,473,121)	$1,454,731	$88,152,671	$(86,697,940)

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period and subject to payments made pursuant to the Settlement Agreement, if any. The decrease in income was primarily due to not receiving any payments under the Settlement Agreement in 2019 partially offset by increases in interest income and foreign currency gain.

Expenses

		Three Months			Six Months
	2019	2018	Change	2019	2018	Change
Corporate general and administrative	$1,291,411	$3,344,441	$(2,053,030)	$2,448,259	$4,515,276	$(2,067,017)
Contingent value rights	–	4,459,124	(4,459,124)	–	4,459,124	(4,459,124)
Siembra Minera Project costs	2,431,298	662,030	1,769,268	4,269,160	1,243,063	3,026,097
Exploration costs	2,728	–	2,728	2,728	–	2,728
Legal and accounting	518,866	314,453	204,413	899,228	748,256	150,972
Arbitration and settlement	13,570	88,673	(75,103)	97,672	125,308	(27,636)
Equipment holding costs	108,689	203,318	(94,629)	216,651	479,170	(262,519)
Total expenses	$4,366,562	$9,072,039	$(4,705,477)	$7,933,698	$11,570,197	$(3,636,499)

Corporate general and administrative expense and contingent value rights expense decreased from the prior comparable periods as a result of a decrease in expenses related to receipt of payments under the Settlement Agreement. Expenses associated with the Siembra Minera Project for the six months ended June 30, 2019 increased over the prior comparable period as a result of the carry-over of a work contract signed in 2018 to implement various social works programs in the project area (See Siembra Minera Project Completed Activities). Legal and accounting expenses increased primarily as a result of professional fees associated with the return of capital transaction. The decrease in equipment holding costs was due to the relocation of certain equipment in 2018. Overall, total expenses for the three and six months ended June 30, 2019 decreased by approximately $4.7 million and $3.6 million, respectively, from the comparable periods in 2018.

Summary of Quarterly Results (1)

Quarter ended	6/30/19	3/31/19	12/31/18	9/30/18	6/30/18	3/31/18	12/31/17	9/30/17
Income (loss)	$647,953	$806,778	$(33,559,907)	$(3,023,589)	$88,121,074	$31,597	$(120,524)	$82,289,038
Net income (loss)
before tax (2)	(3,718,609)	(2,760,358)	(36,090,031)	(8,604,190)	79,049,035	(2,466,561)	(3,935,744)	65,135,602
Per share	(0.04)	(0.03)	(0.36)	(0.09)	0.80	(0.02)	(0.04)	0.68
Fully diluted	(0.04)	(0.03)	(0.36)	(0.09)	0.79	(0.02)	(0.04)	0.68
Net income (loss) (2)	(3,718,609)	(2,760,358)	(25,921,698)	3,720,859	67,125,060	(3,065,851)	7,698,845	34,275,443
Per share	(0.04)	(0.03)	(0.26)	0.04	0.67	(0.03)	0.08	0.36
Fully diluted	(0.04)	(0.03)	(0.26)	0.04	0.67	(0.03)	0.08	0.36

(1)     The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)     Net income (loss) from continuing and total operations attributable to owners of the parent.

In the first and second quarters of 2019, income primarily consisted of interest and foreign currency gain as the Company did not receive any additional payments related to the Settlement Agreement.

In the third and fourth quarters of 2018, income declined primarily due to a decrease in receipts associated with the Settlement Agreement, losses on marketable debt securities and a loss on the impairment of funds held in the Trust Account.

In the second quarter of 2018, income increased as a result of gain on sale of Mining Data. In the first quarter of 2018, income increased as a result of a decrease in foreign currency loss.

In the fourth quarter of 2017, income decreased as the Company did not have any receipts from the sale of its Mining Data.

In the third quarter of 2017, the Company recorded $88.5 million of income related to the sale of its Mining Data and a $6.1 million loss on settlement of debt.

In the first and second quarters of 2019, the Company recorded net losses primarily because the Company did not have any receipts from the Settlement Agreement.

In the fourth quarter of 2018 the Company recorded a net loss primarily as a result of losses on marketable debt securities and loss on impairment of funds held in trust partially offset by an increase in tax benefit (See Note 10 to the audited consolidated financial statements).

In the third quarter of 2018, the Company recorded net income primarily as a result of the recognition of certain tax benefits associated with the sale of the Mining Data.

In the second quarter of 2018, net income increased as a result of gain on sale of Mining Data and the collection of the arbitration award.

In the first quarter of 2018, the Company recorded net losses primarily because the Company did not have any receipts from the sale of its Mining Data or from the arbitration award.

In the fourth quarter of 2017, the Company recorded net income primarily as a result of an adjustment to income tax expense.

In the third quarter of 2017, the Company recorded net income as a result of the deposit of funds by Venezuela into the Trust Account associated with the sale of its Mining Data partially offset by the loss on settlement of debt.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expense, results of operations, liquidity, capital expenditures or capital resources.